919 Third Avenue New York, NY 10022 212 935 3000 mintz.com

February 7, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Jessica Dickerson and Laura Crotty, Office of Life Sciences

Re:	Cyclacel Pharmaceuticals, Inc. Registration Statement on Form S-1

Filed January 19, 2024

File No. 333-276623 (the “Registration Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of Cyclacel Pharmaceuticals, Inc. (the “Company”) in response to the comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated January 26, 2024 (the “Comment Letter”) from the Division of Corporation Finance, Office of Life Sciences, to Spiro Rombotis, President & Chief Executive Officer of the Company, relating to the above-referenced Registration Statement. In conjunction with this letter, the Company is filing Amendment No. 1 to its Registration Statement on Form S-1 (the “Amended Registration Statement”) with the Commission.

For reference, we have set forth below in italics the Staff’s comment from the Comment Letter and have keyed the Company’s response to the numbering of the comment and the headings used in the Comment Letter. The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Page numbers referred to in the response reference the applicable pages of the Amended Registration Statement.

Form S-1 filed January 19, 2024

Incorporation of Certain Documents by Reference, page 31

Comment 1: It appears that you are not eligible to incorporate by reference into your Form S-1, given that you have not filed your annual report for your most recently completed fiscal year. Please revise your registration statement to provide all disclosure required by Form S-1 or otherwise advise. See General Instruction VII.C to Form S-1..

Response 1: The Staff’s comment is acknowledged, and the Company has provided all disclosure required by Form S-1 in the Amended Registration Statement to address the Staff’s comment.

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Boston     Los Angeles     New York     San Diego     San Francisco     TORONTO     Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ February 7, 2024 Page 2

We hope that the above response will be acceptable to the Staff. Please do not hesitate to call me at (212) 692-6732 with any comments or questions regarding the proposed disclosure. We thank you for your time and attention.

Sincerely,

/s/ Jeffrey Schultz
Jeffrey Schultz

cc:	Securities and Exchange Commission Jessica Dickerson

Laura Crotty

Cyclacel Pharmaceuticals, Inc.

Spiro Rombotis

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Joel Papernik